EarthLink, Inc.

1375 Peachtree Street, N.E.

Atlanta, Georgia  30309

February 27, 2009

By Edgar

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief
Division of Corporation Finance

Re:	EarthLink, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 001-15605

Dear Mr. Krikorian:

As General Counsel and Secretary of EarthLink, Inc., a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in its comment letter dated February 24, 2009 (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to EarthLink, Inc.

Set forth below is the Company’s response to the comment of the Staff. For convenience of reference, the Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Commission Comment Letter, and is followed by the response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 15.  Exhibits and Financial Statement Schedules, page 106

1.                                      We note your response to prior comment 3, which asked you to provide us with additional support for your conclusion that you are not substantially dependent on your agreements with Time Warner Cable, Bright House Networks and Comcast Corporation.  We do not agree with your conclusion that you are not substantially dependent upon your agreement with Time Warner Cable.  Please file this agreement as an exhibit, or submit a detailed argument providing significantly more support for your conclusion.

Response:

We acknowledge the Staff’s comment.  We will file a redacted version of our agreement with Time Warner Cable as Exhibit 10.34 to our Form 10-K for the fiscal year ended December 31, 2008.  Additionally, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, in conjunction with the filing of our Form 10-K we will file a Freedom of Information Act confidential treatment request for certain provisions of our agreement with Time Warner Cable.

* * * *

Please direct any further questions or comments you may have regarding this filing to the undersigned at (404) 748-6634 or to our outside counsel, David Carter, at (804) 697-1253.

Sincerely,

/s/ Samuel R. DeSimone, Jr.

Samuel R. DeSimone, Jr.
General Counsel and Secretary

cc:	Jason Niethamer, Securities and Exchange Commission, Staff Accountant
Christine Davis, Securities and Exchange Commission, Assistant Chief Accountant
Evan Jacobson, Securities and Exchange Commission, Staff Attorney
Barbara Jacobs, Securities and Exchange Commission, Assistant Director
David M. Carter, Troutman Sanders LLP